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                                                               EXHIBIT 99 (a)(9)


CREATIVE TO ACQUIRE CAMBRIDGE SOUNDWORKS TO PROVIDE THE COMPLETE PC AUDIO EXPERIENCE

SINGAPORE, Oct. 31 -- Creative Technology Ltd. (Nasdaq: CREAF), the world's
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leading provider of multimedia technology for the personal computer, today announced that it has entered into a definitive agreement to acquire Cambridge
                                                                     ---------
SoundWorks, Inc. (Nasdaq: HIFI) of Newton, MA.
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Cambridge SoundWorks is the renowned speaker manufacturer and retailer famous for its high-performance home theater, home stereo and car stereo speaker systems as well as its critically acclaimed multimedia speakers. The multimedia speakers --MicroWorks(TM), SoundWorks(R) and newly developed PCWorks(TM) -- use premium-quality, amplified subwoofer/satellite speaker technology derived from the company's many years of experience in the home audio business. These speakers deliver a wide-range of truly convincing, phenomenally clear sound -- including crisp highs, a rich mid-range and remarkable bass -- all with an incredibly small footprint and at extremely affordable prices.

Creative plans to commence the tender offer on Monday, November 3, 1997 at a tender price of US$10.68 per each share of Cambridge SoundWorks. Creative estimates that the acquisition will cost approximately US$38 million, in the aggregate. The tender offer is scheduled to expire at midnight EST, Tuesday, December 2, 1997, unless extended. Creative intends to acquire the Cambridge SoundWorks shares through a wholly-owned subsidiary of Creative. If the tender offer is consummated, Creative will be obliged to acquire any remaining outstanding Cambridge SoundWorks shares for cash at the same price as the tender price. Thereafter, the Creative subsidiary will be merged with and into Cambridge SoundWorks.

Creative currently owns approximately 25 percent of Cambridge SoundWorks' shares. The tender offer is subject to several conditions, including the tender of a minimum number of shares which, when added to Creative's existing stake, will represent two-thirds of the outstanding Cambridge SoundWorks shares calculated on a fully-diluted basis, and other customary conditions. The transaction is subject to regulatory approval and other conditions.

"The acquisition of Cambridge SoundWorks furthers Creative's goal of providing its customers with the highest quality PC audio experience for an unbelievable value," said Sim Wong Hoo, chairman and chief executive officer of Creative Technology Ltd. "It is our strategy to offer a comprehensive line of leading-edge technology that turns an ordinary PC into 'The Coolest PC.' By combining the Cambridge SoundWorks speakers with our Sound Blaster(R) AWE64 family of audio cards; our newly released,
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second generation PC-DVD(TM) Encore(TM) solution; and our Graphics Blaster(TM)
Exxtreme(TM) line, Creative becomes the only company that offers the complete, highest performance, home theater-quality audio solutions in the PC industry."

"Creative's leadership position in the industry and its tremendous distribution program, combined with Cambridge SoundWorks' technology, puts us in a position to advance our goals and to become the leading provider of multimedia speakers for the PC in the world," said Thomas J. DeVesto, president and chief executive officer of Cambridge SoundWorks. "This relationship will also allow us to have access to Creative's cutting edge research and development resources which will enable us to explore new technologies and break into new territories in our drive to provide the most realistic sound to our customers."

As with Creative's products, Cambridge SoundWorks' products are among the most highly-regarded in the consumer electronics and computer industries. In the November 4, 1997 issue of PC Magazine, columnist John Dvorak states: "If you're looking for a set of fantastic-sounding speakers for your PC, I recommend the incredible $100 PCWorks from Cambridge SoundWorks. It's an amazing deal, and I was stunned by the quality." He goes on to say: "Heck, just order these speakers. They're fabulous."

Cambridge SoundWorks manufactures 33 different models of home stereo, car stereo, home theater and computer speakers. Its speakers and sound systems are also sold through the company's retail stores and through its national catalog.

Creative Technology Ltd., is the world's leading provider of advanced multimedia solutions for personal computers, including sound, graphics, communications and video conferencing products. The company's Sound Blaster technology has been accepted as the worldwide standard sound platform for PCs, and the company's global distribution network is among the most extensive in the multimedia industry. Creative is focused on enhancing the overall user experience by providing powerful, enabling, high-value technology for the mass market.

NOTE: Sound Blaster and Blaster are registered trademarks, PC-DVD, Encore, Graphics Blaster and Exxtreme are trademarks of Creative Technology Ltd. in the United States and/or other countries. Cambridge SoundWorks and SoundWorks are registered trademarks, and MicroWorks and PCWorks are trademarks of Cambridge SoundWorks, Inc. in the United States and/or other countries. All other products mentioned herein are trademarks of their respective owners and are hereby recognized as such.